ALLEGHANY CORPORATION
7 Times Square Tower
New York, New York 10036
February 15, 2008
VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporate Finance Mail Stop 0309
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Alleghany Corporation Form 10-K for the year ended December 31, 2006 Filed February 28, 2007 File Number: 001-09371
To the Members of the Securities and Exchange Commission:
     The following supplemental information is provided by Alleghany Corporation (“Alleghany”) in response to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”), in a telephone call on February 7, 2008, as a result of the Staff’s examination of the above-referenced document and review of our response letter dated January 16, 2008 including our proposed disclosure set forth in Appendix A thereto (the “January Response Letter”) to the Staff’s comment letter dated December 21, 2007. For ease of reference, (i) the Staff’s February 7, 2008 comments are included below in bold followed by our responses, and (ii) our January 16, 2008 responses referred to by the Staff in such comments are set forth in Appendix C hereto. Capitalized terms used but not defined herein have the meanings ascribed to them in the above-referenced documents. All references in the following supplemental information to page numbers in the 2006 Form 10-K are to pages in the EDGAR version of such document.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Critical Accounting Estimates, page 32
Losses and LAE, pages 32-35
1.	Please refer to your response to prior comment 1. When an outside actuary is referenced in a periodic report, we believe the name of the outside actuary must be disclosed in such periodic report. If you include or incorporate by reference this disclosure into a filing under the Securities Act of 1933, as amended, you will also need to include a consent of the outside actuary. Please advise.

Securities and Exchange Commission
February 15, 2008

     RESPONSE: In response to the Staff’s comment, Alleghany will not include in its future filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), references to an outside actuary without naming any such actuary and including such actuary’s consent.
2.	Please refer to your response to prior comment 2. Please revise your proposed disclosure to include the information about IBNR for short-tail claims supplied to us supplementally in your response.
     RESPONSE: Alleghany has revised its proposed disclosure to include such information regarding IBNR for short-tail claims supplied supplementally in the January Response Letter. Alleghany will include comparable information in its future filings under the Securities Act and Exchange Act, as applicable. Please see page A-1 of Appendix A hereto.
3.	We believe you should include the last sentence of the paragraph marked for deletion on page A-4 in future filings. That information clarifies for the investor why management believes that the scenarios quantified in your variance analysis are reasonably likely.
     RESPONSE: Alleghany has revised its proposed disclosure to include such sentence and will include comparable disclosure in its future filings under the Securities Act and Exchange Act, as applicable. Please see page A-4 of Appendix A hereto.
4.	Please refer to your response to prior comment 3. Revise your proposed disclosure to better explain how RSUI has adjusted each of the key assumptions used in calculating the current year reserves given its historical changes and/or given the results of the review completed during the fourth quarter of 2006.
     RESPONSE: Alleghany respectfully submits that revisions to the proposed disclosure in this regard are not necessary because the changes and fourth quarter review only involved catastrophe losses. As disclosed in the “Prior Year Developments” paragraph on page A-4 and page A-5 of Appendix A hereto, RSUI made a net reserve adjustment of $8.9 million during 2006, primarily reflecting a decrease in estimated reinsurance recoverables related to Hurricane Katrina. In accordance with accounting principles generally accepted in the United States of America (“GAAP”), RSUI does not have “current year reserves” for catastrophes (e.g. hurricanes), as GAAP does not permit the establishment of catastrophe reserves prior to the occurrence of a catastrophe. In this regard, the proposed RSUI disclosure contrasts with the proposed CATA and Darwin disclosure, as CATA and Darwin released reserves relating to their respective casualty lines of business during 2006 while RSUI’s 2006 reserving actions and fourth quarter 2006 review related only to catastrophes. As a result, the proposed CATA and Darwin disclosure addresses whether their prior year casualty reserve releases impacted the assumptions CATA and Darwin used to calculate reserves for the current accident year. Alleghany will, however, include similar disclosure with respect to RSUI in its future filings to the extent RSUI adjusts reserves other than those relating to catastrophes.

Securities and Exchange Commission
February 15, 2008

5.	Please refer to the last paragraph of your response to prior comment 3. Please confirm that you will include this information in future filings as appropriate. Revise your proposed disclosures.
     RESPONSE: This will confirm that Alleghany will include such last paragraph in its future filings under the Securities Act or Exchange Act, as applicable. Please see page A-5 of Appendix A hereto.
Consolidated Financial Statements
Consolidated Statement of Cash Flows, page 63
6.	We acknowledge your response to prior comment 5. It appears that you concluded that the proceeds from your sale of discontinued operations subsidiaries are properly classified within continuing operations because you retained the cash. We believe that the cash received from the sale of discontinued operations subsidiaries should be a component of discontinued operations within investing activities as the cash related to the discontinued operations, similar to the classification of gain/loss on the sale within discontinued operations on the income statement. Please reclassify as such when you file your next Form 10-K or tell us why it is not necessary.
     RESPONSE: In its Annual Report on Form 10-K for the year ended December 31, 2007, Alleghany will reclassify on its Consolidated Statement of Cash Flows for the 2005 period (Alleghany had no discontinued operations in 2006 or 2007) the entire amount of “Net proceeds from the sale of subsidiary” line item in the “Cash flows from investing activities” section to the “Discontinued operations” line item within the same section. Please see Appendix B.
Notes to Consolidated Financial Statements, page 64
1. Summary of Significant Accounting Policies, page 64
b. Investments, page 64
7.	Please refer to your response to prior comment 6. Please revise your proposed policy disclosure to explain how you account for differences between anticipated prepayments and actual prepayments received. Disclose the significant assumptions underlying the prepayment estimates. Refer to paragraph 19 of SFAS 91.
     RESPONSE: Alleghany will include the following additional Note disclosure in its future filings under the Securities Act and Exchange Act, as applicable:
“Premiums and discounts arising from the purchase of certain debt securities are treated as a yield adjustment over the estimated useful life of the securities, adjusted for anticipated prepayments using the retrospective interest method. Under this method, the

Securities and Exchange Commission
February 15, 2008

effective yield on a security is estimated. Such estimates are based on the prepayment terms of the security, past actual cash flows and assumptions as to future expected cash flow. The future cash flow assumptions consider various prepayment assumptions based on historical experience, as well as current market conditions. Periodically, the effective yield is re-estimated to reflect actual prepayments and updated future cash flow assumptions. Upon a re-estimation, the security’s book value is restated at the most recently calculated effective yield, assuming that yield had been in effect since the security was purchased. This treatment results in an increase or decrease to net investment income (amortization of premium or discount) at the new measurement date.”
          Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,
/s/ Roger B. Gorham
Roger B. Gorham
Senior Vice President

Appendix A
Marked to Show Substantive Changes from the January Response Letter
Critical Accounting Estimates
          Losses and LAE
          Overview. Each of our insurance operating units establishes reserves on its balance sheet for unpaid losses and LAE related to its property and casualty insurance and surety contracts. As of any balance sheet date, historically there have been claims that have not yet been reported, and some claims may not be reported for many years after the date a loss occurs. As a result of this historical pattern, the liability for unpaid losses and LAE includes significant estimates for claims incurred but not yet reported, known as “IBNR.” Additionally, reported claims are in various stages of the settlement process. Each claim is settled individually based upon its merits, and certain claims may take years to settle, especially if legal action is involved. As a result, the liabilities for unpaid losses and LAE include significant judgments, assumptions and estimates made by management relating to the ultimate losses that will arise from the claims. Due to the inherent uncertainties in the process of establishing these liabilities, the actual ultimate loss from a claim is likely to differ, perhaps materially, from the liability initially recorded and could be material to the results of our operations. The accounting policies that our insurance operating units use in connection with the establishment of these liabilities include critical accounting estimates.
          As noted above, as of any balance sheet date, not all claims that have occurred have been reported to our insurance operating units, and if reported may not have been settled. The time period between the occurrence of a loss and the time it is settled by the insurer is referred to as the “claim tail.” Property claims usually have a fairly short claim tail and, absent claim litigation, are reported and settled within no more than a few years of the date they are reported. For short tail lines, loss reserves consist primarily of reserves for reported claims. The process of recording quarterly and annual liabilities for unpaid losses and LAE for short tail lines is primarily focused on maintaining an appropriate reserve level for reported claims and IBNR, rather than determining an expected loss ratio for the current business only, and use of other actuarial methods discussed below for long-tail business such as casualty. Specifically, we assess the reserve adequacy of IBNR in light of such things as the current levels of reserves for reported claims and expectations with respect to reporting lags, historical data, legal developments, and economic conditions, including the effects of inflation. With respect to IBNR for short-tail claims, at December 31, 2006, the amount of such IBNR represented only approximately ___ percent, or $_____ million, of Alleghany’s total gross loss and LAE liabilities of $_____ million, and approximately ___ percent, or $_____ million, of Alleghany’s total net loss and LAE liabilities of $_____ million.

          Our insurance operating units provide coverage on both a claims-made and occurrence basis. Claims-made policies generally require that claims occur and be reported during the coverage period of the policy. Occurrence policies allow claims which occur during a policy’s coverage period to be reported after the coverage period, and as a result, these claims can have a very long claim tail, occasionally extending for decades. In conformity with GAAP, our insurance operating units are not permitted to establish IBNR reserves for catastrophe losses that have not occurred. Therefore, losses related to a significant catastrophe or accumulation of catastrophes in any reporting period could have a material, negative impact on our results during that period. Casualty claims can have a very long claim tail, in certain situations extending for many years. In addition, casualty claims are more susceptible to litigation and the legal environment and can be significantly affected by changing contract interpretations, all of which contribute to extending the claim tail. For long tail casualty lines of business, estimation of ultimate liabilities for unpaid losses and LAE is a more complex process and depends on a number of factors, including the line and volume of the business involved. For these reasons, AIHL’s insurance operating units will generally use actuarial projections in setting reserves for all casualty lines of business.
          Because of the high level of uncertainty regarding the setting of liabilities for unpaid losses and LAE, it is the practice of each of our insurance operating units to engage, at least annually, an outside actuary to evaluate, and opine on, the reasonableness of these liabilities for unpaid losses and LAE. Although we are unable at this time to determine whether additional reserves, which could have a material impact upon our financial condition, results of operations and cash flows, may be necessary in the future, we believe that the reserves for unpaid losses and LAE established by our insurance operating units are adequate as of December 31, 2006.
          Methodologies and Assumptions. Our insurance operating units use a variety of techniques that employ significant judgments and assumptions to establish the liabilities for unpaid losses and LAE recorded at the balance sheet date. These techniques include detailed statistical analyses of past claim reporting, settlement activity, claim frequency, internal loss experience, changes in pricing or coverages and severity data when sufficient information exists to lend statistical credibility to the analysis. More subjective techniques are used when statistical data is insufficient or unavailable. These liabilities also reflect implicit or explicit assumptions regarding the potential effects of future inflation, judicial decisions, changes in laws and recent trends in such factors as well as a number of actuarial assumptions that vary across our insurance operating units and across lines of business. This data is analyzed by line of business, coverage and accident year, as appropriate.
          Our loss reserve review processes use actuarial methods that vary by company and line of business and produce point estimates for each class of business. The actuarial methods used by our insurance operating units include the following methods:
•	Reported Loss Development Method: a reported loss development pattern is calculated based on historical data, and this pattern is then used to project the latest evaluation of cumulative reported losses for each accident year to ultimate levels;
•	Paid Development Method: a paid loss development pattern is calculated based on historical development data, and this pattern is then used to project the latest evaluation of cumulative paid losses for each accident year to ultimate levels;

•	Expected Loss Ratio Method: expected loss ratios are applied to premiums earned, based on historical company experience, or historical insurance industry results when company experience is deemed not to be sufficient; and

•	Bornhuetter-Ferguson Method: the results from the Expected Loss Ratio method are essentially blended with the either the Reported Loss Development method or the Paid Development method.
          Each of these actuarial methods uses underlying assumptions that vary by insurance operating unit and line of business and produce point estimates for each class of business. The primary assumptions used by our insurance operating units include the following:
•	Expected loss ratios: represent management’s expectation of losses, in relation to earned premium, at the time business is written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate increases, loss cost trends and known changes in the type of risks underwritten.

•	Rate of loss cost inflation: represents management’s expectation of the inflation associated with the costs it will incur in the future to settle claims. Expected loss cost inflation is particularly important for claims with a substantial medical component, such as workers’ compensation.

•	Reported and paid loss emergence patterns : represent management’s expectation of how losses will be reported and ultimately paid in the future based on the historical emergence patterns of reported and paid losses, and are derived from past experience of our insurance operating units, modified for current trends and industry data. These emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value.
          Sensitivity. Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described above. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic conditions or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations. Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to our insurance operating units. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for IBNR. If the actual level of loss frequency and severity is higher or lower than expected, the ultimate losses will be different than management’s estimate. A small percentage change in an estimate can result in a material effect on our reported earnings. The following table reflects the impact of changes, which could be favorable or unfavorable, in frequency and severity on our loss estimate for claims occurring in 2006 (dollars in thousands):

	Frequency

Severity	1.0%	5.0%	10.0%
1.0%	$10,024	$30,170	$55,354
5.0%	$30,170	$51,115	$77,298
10.0%	$55,354	$77,296	$104,724
          Our net reserves for losses and LAE of $1.3 billion as of December 31, 2006 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above. We believe the above analysis provides a reasonable benchmark for sensitivity, as we believe it is within historical variation for our reserves, and currently, none of the scenarios is believed to be more likely than the other.
          Prior Year Development. Our insurance operating units continually evaluate the potential for changes, both positive and negative, in their estimates of these liabilities and use the results of these evaluations to adjust both recorded liabilities and underwriting criteria. With respect to liabilities for unpaid losses and LAE established in prior years, these liabilities are periodically analyzed and their expected ultimate cost adjusted, where necessary, to reflect positive or negative development in loss experience and new information, including, for certain catastrophic events, revised industry estimates of the magnitude of a catastrophe. Adjustments to previously recorded liabilities for unpaid losses and LAE, both positive and negative, are reflected in our financial results in the periods in which these adjustments are made and are referred to as prior year reserve development. Each of RSUI, CATA, and Darwin adjusted its prior year loss and LAE reserve estimate during 2006 based on current information that differed from previous assumptions made at the time such loss and LAE reserves were previously estimated.
          During 2006, RSUI had a net reserve adjustment of $8.9 million. This net reserve adjustment primarily reflects a decrease in estimated reinsurance recoverables related to Hurricane Katrina due to a change in the composition of estimated ceded losses, partially offset by prior year reserve releases related to Hurricane Wilma and 2004 third quarter hurricanes. The reserving actions related to Hurricane Katrina reflect a review completed by RSUI during the 2006 fourth quarter of Hurricane Katrina reinsurance cessions that showed RSUI’s net retained losses would be slightly higher than previously estimated. With respect to the 2004 third quarter hurricanes, the reserve releases reflected a determination that paid losses for such hurricanes are at or close to ultimate expected losses.
          During 2006, CATA reduced prior year loss and LAE reserves by $13.6 million pre-tax. The reduction reflects favorable loss emergence principally in CATA’s commercial surety, contract surety and commercial multiple peril lines of business, compared with loss emergence patterns assumed in earlier periods for such lines of business. Such reduction did not impact the assumptions used in estimating CATA’s loss and loss adjustment expense liabilities for 2006.
          During 2006, Darwin made $4.0 million of prior year loss and LAE reserve adjustments, consisting of $2.3 million of prior year loss reserve releases reflecting favorable loss emergence in the 2003 and 2004 accident years compared with loss emergence patterns assumed in earlier periods for such accident years, and a corresponding $1.7 million reduction in ceded premiums. In light of Darwin’s lack of meaningful claims history, industry data was initially used in estimating reserves. Beginning in 2006, Darwin began to recognize favorable claims emergence on prior accident years, as industry data was gradually replaced with Darwin’s own claims experience. The reduction in prior year loss and LAE reserves did not impact the assumptions used in estimating Darwin’s loss and loss adjustment expense liabilities for 2006.
          There were no significant assumptions made at December 31, 2006 in estimating Alleghany’s loss and LAE liabilities that were inconsistent with historical loss development patterns.
          Asbestos & Environmental. Our reserve for unpaid losses and LAE includes $23.8 million of gross and net reserves at December 31, 2006, for various liability coverages related to asbestos and environmental impairment claims that arose from reinsurance assumed by a subsidiary of CATA between 1969 and 1976. The subsidiary exited this business in 1976. Reserves for asbestos and environmental impairment claims cannot be estimated with traditional loss reserving techniques because of uncertainties that are greater than those associated with other types of claims. Factors contributing to these uncertainties include a lack of historical data, the significant periods of time that often elapse between the occurrence of an insured loss and the reporting of that loss to the ceding company and the reinsurer, uncertainty as to the number and identity of insureds with potential exposure to these risks, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Loss reserve estimates for these environmental impairment and asbestos exposures include case reserves, which also reflect reserves for legal and other LAE and IBNR reserves. IBNR reserves are determined based upon CATA’s historic general liability exposure base and policy language, previous environmental impairment loss experience and the assessment of current trends of environmental law, environmental cleanup costs, asbestos liability law and judgmental settlements of asbestos liabilities.

          For both asbestos and environmental impairment reinsurance claims, CATA establishes case reserves by receiving case reserve amounts from its ceding companies and verifies these amounts against reinsurance contract terms, analyzing from the first dollar of loss incurred by the primary insurer. In establishing the liability for asbestos and environmental impairment claims, CATA considers facts currently known and the current state of the law and coverage litigation. Additionally, ceding companies often report potential losses on a precautionary basis to protect their rights under the reinsurance arrangement, which generally calls for prompt notice to the reinsurer. Ceding companies, at the time they report potential losses, advise CATA of the ceding companies’ current estimate of the extent of the loss. CATA’s claims department reviews each of the precautionary claims notices and, based upon current information, assesses the likelihood of loss to CATA. This assessment is one of the factors used in determining the adequacy of the recorded asbestos and environmental impairment reserves. Although we are unable at this time to determine whether additional reserves, which could have a material impact upon our results of operations, may be necessary in the future, we believe that CATA’s asbestos and environmental impairment reserves are adequate as of December 31, 2006.
          Reinsurance. Receivables recorded with respect to claims ceded by our insurance operating units to reinsurers under reinsurance contracts are predicated in large part on the estimates for unpaid losses and, therefore, are also subject to a significant degree of uncertainty. In addition to the factors cited above, reinsurance receivables may prove uncollectible if the reinsurer is unable to perform under the contract. Reinsurance contracts purchased by our insurance operating units do not relieve them of their obligations to their own policyholders. Additional information regarding the use of, and risks related to, the use of reinsurance by our insurance operating units can be found on pages 25 and 26 of this Form 10-K Report.

Appendix B
Consolidated Statements of Cash Flows
Alleghany Corporation and Subsidiaries

Years Ended December 31
(in thousands)	2005

Cash flows from operating activities
Net earnings	$52,334
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation and amortization	20,828
Net realized capital losses (gains)	(148,446)
(Increase) decrease in other assets	10,784
(Increase) decrease in reinsurance receivable, net of reinsurance payable	(949,660)
(Increase) decrease in premium balances receivable	(20,237)
(Increase) decrease in ceded unearned premium reserves	(28,021)
(Increase) decrease in deferred acquisition costs	(5,996)
Increase (decrease) in other liabilities and current taxes	(2,252)
Increase (decrease) in unearned premiums	61,851
Increase (decrease) in losses and loss adjustment expenses	1,348,704
Discontinued operations	11,484

Net adjustments	299,039

Net cash provided by operating activities	351,373

Cash flows from investing activities
Purchase of investments	(1,276,567)
Sales of investments	656,688
Maturities of investments	265,544
Purchases of property and equipment	(9,613)
Net change in short-term investments	(371,298)
Other, net	1,642
Acquisition of equity method investment	—
Acquisition of insurance companies, net of cash acquired	(25,574)
Discontinued operations	161,799

Net cash used in investing activities	(597,379)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	—
Proceeds from issuance of subsidiary common stock, net of issuance costs	—
Principal payments on long-term debt	—
Treasury stock acquisitions	—
Net cash provided from discontinued operations	—
Tax benefit on stock options exercised	—
Convertible preferred stock dividends paid	—
Other, net	3,489
Discontinued operations	8,991

Net cash provided by (used in) financing activities	12,480

Cash flows of discontinued operations
Operating activities	(386)
Investing activities	22,600
Financing activities	(8,991)

Net cash provided by (used in) discontinued operations	13,223

Net (decrease) increase in cash	(220,303)
Cash at beginning of year	267,760

Cash at end of year	$47,457

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$4,075
Income taxes	$67,218

See accompanying Notes to Consolidated Financial Statements.

B-1

Appendix C
Alleghany Corporation’s January 16, 2008
Responses Referred to by the Staff
on its Telephone Call of February 7, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Critical Accounting Estimates, page 32
Losses and LAE, pages 32-35
1. You make reference to an “outside actuary.” While you are not required to make this reference, when you do, you must also disclose the name of the outside actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside actuary.
          RESPONSE: Alleghany respectfully submits that its reference to an “outside actuary” on page 32 of its 2006 Form 10-K does not make such actuary an expert for purposes of federal securities laws and regulations, and where not an expert, we are unaware of any requirement that such outside actuary be named.
          Even if Alleghany’s references to an outside actuary in its 2006 Form 10-K are deemed by the Staff to make such actuary an expert for purposes of the Securities Act of 1933, as amended (the “Securities Act”), Rule 436 of the Securities Act requires the consent (and by logical extension, identification) of an expert only when (i) any portion of a report or opinion of an expert is quoted or summarized in the registration statement and (ii) it is stated that any information in the registration statement has been reviewed or passed upon by an expert and that information is included in the registration statement upon the authority of or in reliance upon the expert. In this regard, Alleghany’s reference on page 32 of its 2006 Form 10-K to an outside actuary states that it is “the practice of each of [Alleghany’s] insurance operating units to engage, at least annually, an outside actuary to evaluate, and opine on, the reasonableness” of its loss and loss adjustment expense liabilities.
          With respect to the first requirement under Rule 436, no portion of the outside actuary’s reports or opinions is quoted or summarized in Alleghany’s 2006 Form 10-K (or incorporated by reference into Registration Statements Nos. 333-127309, 333-37237, and 333-76159 on Forms S-8 and Registration Statements Nos. 33-55707, 33-62477, 333-09881, and 333-13971 on Forms S-3 of Alleghany). With respect to the second requirement, although the outside actuary does review the loss and loss adjustment expense liabilities of Alleghany’s insurance operating units and evaluates and opines on their reasonableness, the 2006 Form 10-K disclosure makes clear that it is Alleghany management that makes its own best estimate of Alleghany-group loss and loss adjustment expense liabilities. Nowhere in its 2006 Form 10-K does Alleghany attribute its loss and loss adjustment expense liability estimates to the outside actuary used by its insurance operating units or state that such outside actuary reviewed or approved Alleghany management’s best estimate of its loss and loss adjustment expense liabilities. For the foregoing reasons, Alleghany does not believe that its outside actuary is an expert who must be named in Alleghany’s reports filed with the Commission or whose consent is required under Rule 436 with respect to Alleghany’s registration statements.
2. Your current disclosure that “the process of recording quarterly and annual liabilities for unpaid losses and LAE is primarily focused on maintaining an appropriate reserve level for reported claims and IBNR” does not appear to be sufficiently informative. Similar to the disclosures provided for the long-tail lines, please describe the methodologies used to determine the loss reserves for the short-tail business lines. Describe the assumptions that you believe are the most significant in determining your loss reserves. Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the key assumptions identified would have on reported results, financial position and liquidity.
     RESPONSE: In its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), Alleghany will include revised disclosure in the “Critical Accounting Estimates” section of Management’s Discussion and Analysis substantially similar to that set forth in Appendix A hereto (with substantive revisions to the disclosure contained in its 2006 Form 10-K marked to facilitate the Staff’s review) updated to reflect 2007 results. With respect to IBNR for short-tail claims, Alleghany respectfully submits that any additional disclosure other than that set forth in Appendix A would not be meaningful to investors as the amount of such IBNR represented only approximately 1 percent of Alleghany’s total gross loss and loss adjustment expense liabilities at December 31, 2006, and such percentage is not expected to be materially different at December 31, 2007.
3. It is unclear from your current disclosures how management has adjusted each of the key assumptions used in calculating the current year reserves in the short and long tail business lines, given their historical changes or given current trends observed. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions in light of the difference between the anticipated and actual loss emergences experienced. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
     RESPONSE: In its 2007 Form 10-K, Alleghany will include additional disclosure in the “Critical Accounting Estimates” section of Management’s Discussion and Analysis: (i) relating to the type and nature of the assumptions it makes with respect to loss reserves, (ii) regarding prior year loss reserve development that is currently contained in other parts of Management’s Discussion and Analysis and (iii) explaining the relationship of past key assumptions to current key assumptions. Such additional disclosure will be substantially similar to the disclosure included in Appendix A hereto updated to reflect 2007 results.
     We respectfully submit, however, that providing additional disclosure regarding specific assumptions other than the disclosure contained in Appendix A hereto is not meaningful information for Alleghany investors. In this regard, Alleghany uses underlying assumptions that vary by insurance operating unit and line of business and produce point estimates for each class of business within each line of business. Thus, assumptions vary by insurance operating unit, lines of business within insurance operating unit, and class of business within each line of business, and Alleghany believes that providing such level of disclosure detail would distract investors from aggregated, more meaningful disclosure regarding Alleghany’s loss and loss adjustment expense liabilities.
     Finally, there were no significant assumptions made at December 31, 2006 in estimating Alleghany’s loss and loss adjustment expense liabilities that were inconsistent with historical loss development patterns.
Consolidated Financial Statements
Consolidated Statement of Cash Flows, page 63
5. It appears that you have recorded cash flows from discontinued operations within each cash flow category and in the cash flow of discontinued operations section near the bottom of the statement. Please tell us why you determined that this presentation was appropriate, see section II, C, 1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006. In addition, tell us why the proceeds from the sale of discontinued operations subsidiaries were not included in discontinued operations.
     RESPONSE: Alleghany respectfully submits that its presentation is appropriate under Section II, C, 1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006 (the “Guidance”) which provides three alternatives for displaying cash flows from discontinued operations. Alleghany elected the second alternative which provides for “separately identifying the cash flows related to discontinued operations within each of the three categories [of the Consolidated Statement of Cash Flows].” As required, Alleghany started with “Net earnings” which, in accordance with SFAS 95, includes earnings from discontinued operations. However, “Net change in cash,” to which “Net earnings” must be reconciled, excludes changes in cash associated with discontinued operations in accordance with SFAS 144 which provides that cash held by discontinued operations is classified as an asset from discontinued operations. However, as a result of electing the second alternative under the Guidance, the amounts used to deduct cash flows from discontinued operations in the section “Cash flows of discontinued operations” may not agree to the “Discontinued operations” line item contained in each cash flow category in the Consolidated Statement of Cash Flows. Attached as Appendix B is the Consolidated Statements of Cash Flows included in Alleghany’s 2006 Form 10-K highlighting the line items affected by Alleghany’s presentation of discontinued operations and providing additional explanation on the subsequent page.
          Finally, with respect to the years ended December 31, 2005 and December 31, 2004, proceeds from the sales of discontinued operations subsidiaries were not included in discontinued operations due to the inclusion of such proceeds in calculating the cash balance at December 31, 2005 and December 31, 2004, which, as discussed above, excludes discontinued operations. If Alleghany had classified such proceeds as discontinued operations, it would have given rise to an out-of-balance with the “Change in cash” line item by an equal amount.
Notes to Consolidated Financial Statements, page 64
1. Summary of Significant Accounting Policies, page 64
b. Investments, page 64
6. It is unclear how the accounting policy described here is applied to the “Mortgage-backed securities” disclosed in Note 3 on page 71. The accounting for asset and mortgage backed securities must typically comply with the guidance of SFAS 91 and EITF 99-20. Revise your accounting policy footnote disclosure to include a discussion of the accounting policy applied to these “Mortgage and asset-backed securities.”
     RESPONSE: Alleghany will include the following additional Note disclosure in its 2007 Form 10-K to comply with the guidance of SFAS 91:
     “Premiums and discounts arising from the purchase of certain debt securities are treated as a yield adjustment over the estimated useful life of the securities, adjusted for anticipated prepayments, using the interest method.”
With respect to disclosure regarding securities that qualify under EITF 99-20, Alleghany respectfully submits that additional disclosure is not necessary. In this regard, since June 30, 2007 quarter-end, Alleghany has not held any securities that qualify under EITF 99-20. As a result, Alleghany believes that additional EITF 99-20 disclosure in its 2007 Form
10-K would not be appropriate. Finally, Alleghany notes that at December 31, 2006, it held only approximately $33.4 million (1.3% of Alleghany’s total debt securities portfolio) of securities that qualified under EITF 99-20, and thus Alleghany’s holdings of such securities were not material at December 31, 2006.

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